FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of June 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F ...X...               Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes .......                     No ...X...

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2003 Interim Pre-close Statement

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                                 ABBEY NATIONAL
                        2003 Interim Pre-close Statement

Ahead of the close period commencing 30th June and a conference call with analysts at 9:30 this morning, this statement provides a summary of business and financial trends, based on results for the first 4 months (unless otherwise stated).

An audio webcast of the analyst conference call will be available by close of business today at www.abbeynational.com.

At the presentation of the 2002 full year results on 26th February 2003, we announced our move towards a `pure-play' focus on UK personal financial services
(PFS), with businesses outside this remit to be managed for value and capital release in the Portfolio Business Unit (PBU). The task of re-engineering and revitalising the PFS operations is a significant one that we expect to accomplish over the next three years. Whilst a good start has already been made, and asset sales in the PBU are running ahead of target, the task ahead remains considerable.

A full update on the implementation of the new strategy and the detailed disclosures made with the 2002 full year results will again be provided at the interim results, and in some key areas supplemented.

Highlights from today's statement:

     o Implementation of the new strategy is progressing to plan. We are also on track to deliver gross cost savings in excess of (pound)200 million annualised by the end of 2005;

     o Two Board level appointments have been made, completing the Executive Director team;

     o Asset sales from the PBU are running ahead of target, bringing forward associated risk reduction, capital ratio improvement and loss recognition;

     o PFS trading profit before tax is running circa 10-15% below a proportionate amount of the pro forma figure given in February for 2002 as a whole. This is consistent with guidance previously provided. Certain additional charges relating, inter alia, to the cost programme are expected as described herein;

     o With the exception of significantly lower investment sales, PFS new business flows remain robust, with mortgage lending running at levels well ahead of the comparable period last year; and

     o    PFS credit quality remains very strong.

Portfolio Business Unit

Excellent progress has been made in reducing asset balances in the PBU portfolios and at a pace ahead of plan. As at the end of May, asset balances had been reduced from (pound)60 billion at the year-end to around (pound)33 billion, a reduction approaching 45%, and equating to a broadly comparable reduction in risk weighted assets.

Substantial losses on asset sales (charged against income) have been recorded at levels consistent with "mark-to-market" disclosures at the 2002 full year results. New provisioning in the Wholesale Bank is running lower than the first half of last year. Other charges resulting from cost elimination and business closures should also be anticipated. A minority of the PBU losses will not be fully tax deductable.

Given this faster than expected reduction in asset balances to date across the PBU, there will be a corresponding impact on the overall PBU losses expected in 2003, reflecting the realised cost on sale, and the reduced pre-provisions income expected from lower asset levels. Overall, while speed of risk reduction is improved, the likely range of cost for exiting the PBU has not changed materially as improved areas are largely offset by declines in other parts. Until the PBU assets are substantially eliminated, there will inevitably be uncertainty as to the eventual cost of exit.

Subject to market conditions, we remain confident of a meaningful capital release from the PBU wind-down. The extent to which reinvestment in the PFS business is required will be influenced significantly by Basel II, International Accounting Standards and related regulatory and accounting changes currently being developed industry-wide.

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Wholesale Bank

Wholesale Bank asset portfolios have been reduced across all credit rating bands and most sectors, with a substantial reduction in single name risk concentrations.

In particular, reduction of the debt securities portfolio has been prioritised, which as at the end of May was over 60% lower than the December closing position. Within this category, good progress has been made in reducing the large portfolio of Collateralised Debt Obligations structured assets, despite this being a relatively illiquid market. The most problematic areas have been in direct and Asset Backed Securities repackaged exposure to airline leases, which appear more challenged today than at the time of the year-end results, and to US and UK power project loans.

Details on the remaining unrealised mark-to-market deficit of the debt securities portfolio and on outstanding exposures across different portfolios will again be provided at the interim results.

First National

The sale of the consumer and retail finance businesses to GE Capital was completed in April, reducing assets by (pound)4.8 billion and realising a surplus to net tangible assets (after costs) of around (pound)200 million. Goodwill associated with these businesses was written down in 2002 to a level in line with the proceeds expected from the transaction, resulting in minimal profit and loss impact from the sale in 2003. However, the sale completion does meaningfully strengthen the cash and capital position of Abbey National.

In May, the decision to close First National Motor Finance to new business, and wind down the existing book was announced. Most of this will be accomplished over the next 2 1/2 years. Before restructuring costs a modest trading loss is expected during the run-down.

International Life Businesses and European banking

The Scottish Provident Ireland and Scottish Mutual International life operations are now effectively closed to new business. Options for accelerating capital return will be explored during coming months, together with any actuarial impacts on current embedded value.

Plans in relation to the mortgage businesses in France and Italy are well underway.

Personal Financial Services - Financial and Business Update

PFS trading profit before tax is running circa 10-15% below a proportionate amount of the pro forma figure given in February for 2002 as a whole, largely reflecting reduced operating income.

The reduction in operating income is consistent with issues highlighted in the full year results and AGM statements. These included the impact of the 2002 embedded value (EV) re-basing and a fall in investment new business. In addition, higher interest expense relating to capital hedging, and a further narrowing of the retail banking spread was flagged - now expected to be at or a little below 1.60% for the first half (2002 Half 2: 1.75%), impacted by strong new lending and remortgaging changing the mix of the mortgage book, and putting pressure on the asset spread, and lower interest rates more generally.

Costs on a trading basis across the PFS business are running at levels below the second half of last year. This means that cost savings already in place largely offset normal cost inflation, as well as additional cost increases such as those relating to pension fund contributions.

Gross and net mortgage lending is on track to deliver growth of around 40% and 60% respectively on the first half of last year (excluding the impact of the disposed First National businesses). This is not at the expense of credit quality, with lending over 90% of loan to value (LTV) and the overall average LTV on new business both currently running below 2002 levels. However, redemptions are also running at significantly higher levels, impacting net market share and reducing the proportion of `free-to-go' standard variable rate asset.

Credit quality remains strong, with further reductions in 3 month plus arrears cases.

New business sales in terms of bank account, credit card, and general insurance remain robust.

As flagged in the AGM statement, investment sales are running substantially lower than 2002 levels. This reflects the volatile equity market conditions and associated investor confidence, and our withdrawal from the manufacture of with-profits products, currently only marginally offset by sales of the Prudential Bond through the branch network. Excluding the with-profit product, annualised premium equivalents of sales to the end of May are running circa 25% lower than the same period in 2002, with reduced pension and investment sales at lower margins partly offset by strong protection sales despite pricing turbulence and reinsurance margin pressures in this segment.

Substantial internal work is underway to make major front-to-back changes to the investment product range and their sales channels, and to achieve improved alignment of Abbey National's broad competencies in this area. As fundamental change works through the whole industry, we are focusing hard on positioning Abbey National well for the future in these areas.

The ongoing Treasury Services businesses are performing well in aggregate.

Excluded from the trading profit guidance above are a number of additional charges that will be made. These, inter alia, will reflect investment variances in the life funds (dependent on market levels and review of actuarial assumptions) and current period restructuring / cost programme expenses. Certain adjustments relating to previously capitalised project costs and the Scottish Provident contingent loan are being evaluated.

Personal Financial Services - Strategic Update

The re-engineering and revitalisation of the PFS businesses represents a significant strategic and organisational change, and is expected to take 3 years to implement. At the full year results announcement, priorities for 2003 were highlighted, against which good progress can be reported:

     o The new organisational structure representing a fundamental change to a `one company' functional model is now fully operational;

     o A substantial reorganisation of our customer-facing branch staff has been effected, which will be integral to the new service and advice model that is being tested. This includes plans to increase customer facing staffing levels by around 450 full time equivalents which are being implemented;

     o New Customer Relationship Management software (One on One) is in the initial roll-out stage, aimed at improving the customer experience and our ability to identify and meet their needs;

     o Significant projects are underway to upgrade telecoms and IT systems capabilities across the branch network; again, an enabler to expanding customer business;

     o Initial closures and consolidation of operational sites are in progress, including the Manchester and Didsbury operations, and transfer of Inscape operations from Billericay to Glasgow;

     o Cost savings are on track to exceed (pound)200 million (gross) of annualised savings at the end of 2005 as targeted;

     o Two new Board level positions have been created and subsequently filled with external appointments, Angus Porter will join as Customer Propositions Director in July and Priscilla Vacassin joined as Human Resources Director in June; and

     o Substantive work is ongoing, with important new initiatives expected to be unveiled in the second half of the year focusing on driving customer activity forward.

A more comprehensive update will be provided at the interim results.


Luqman Arnold, Group CEO, said:

"Our new strategy was presented with the 2002 results announcement in February of this year. I am pleased to note that our actions to deliver that strategy are on track overall and even ahead of schedule in the PBU. We are clear that huge challenges remain, with root and branch change required to deliver the Abbey National of which customers, staff and shareholders can be proud. There are no short cuts to this work and 2003 is very much about putting in place the foundations and establishing clarity on the financial start point. Nevertheless, work is continuing apace and the impact of changes will become more visible by the time the 2003 full year results are presented."

Future diary dates:

2003 Interim Results                                              30th July 2003
2003 Full Year Preliminary Results Announcement               26th February 2004

Contacts

Thomas Coops                (Director of Communications)         020 7756 5536
Jon Burgess                 (Head of Investor Relations)         020 7756 4182
Christina Mills             (Head of Media Relations)            020 7756 4212
Matt Young                  (Media Relations)                    020 7756 4232

For more information contact:  investor@abbeynational.co.uk

Forward Looking Statement:

This document contains certain "forward-looking statements" with respect to certain of Abbey National's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Abbey National's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey National and its affiliates operate. As a result, Abbey National's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey National's forward-looking statements.

                                    18/06/03

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ABBEY NATIONAL plc


                                                     By /s/ Jonathan Burgess
Date:    18 June 2003                                -----------------------
                                                     Jonathan Burgess
                                                     Head of Investor Relations